Exhibit 3.1

AMENDMENT TO

THE

AMENDED AND RESTATED BYLAWS

OF

ALLIANCE HEALTHCARE SERVICES, INC.

(a Delaware corporation)

(As adopted by the Board of Directors of

Alliance HealthCare Services, Inc. (the “Company”) on June 6, 2016)

This Amendment to the Amended and Restated Bylaws of the Company (the “Bylaws”) hereby amends the Bylaws by adding a new Section 7.9 in Article VII as follows:

Article VII

Section 7.9 FORUM FOR ADJUDICATION OF DISPUTES. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director, officer or employee of the Corporation arising pursuant to any provision of the DGCL or these Bylaws or the Certificate of Incorporation (as either may be amended from time to time), (iv) any action to interpret, apply, enforce or determine the validity of these Bylaws or the Certificate of Incorporation or (v) any action asserting a claim against the Corporation or any director, officer or employee of the Corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.9. If any provision or provisions of this Section 7.9 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 7.9 (including, without limitation, each portion of any sentence of this Section 7.9 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.